Exhibit 21

SUBSIDIARIES OF MBIA INC.

Name of Subsidiary	State/Country of Incorporation
LaCrosse Financial Products, LLC	Delaware
LaCrosse Financial Products Member, LLC	Delaware
MBIA Capital Corp.	Delaware
MBIA Global Funding, LLC	Delaware
MBIA Insurance Corporation	New York
MBIA Investment Management Corp.	Delaware
MBIA Mexico, S.A. de C.V.	Mexico
MBIA Services Corporation	Delaware
MBIA UK (Holdings) Limited	England and Wales
MBIA UK Insurance Limited	England and Wales
Municipal Issuers Service Corporation	New York
MZ Funding LLC	Delaware
National Public Finance Guarantee Holdings, Inc.	Delaware
National Public Finance Guarantee Corporation	New York
Promotora de Infraestructura Registral II, S.A. de C.V., SOFOM, E.R.	Mexico
Trifinium Services Limited	England and Wales